SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 25 2010
DIVISION OF MARKET REGULATION

[redacted]

U.S. SECU ISSION

10026717

FACING PAGE

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
~~8-37180~~ 8-28721

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wells Fargo Advisors Financial Network, LLC

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

One North Jefferson
(No. and Street)

St. Louis	MO	63103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Lawlor 314-955-5000
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

10 South Broadway	St. Louis	MO	63102
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/16

OATH OR AFFIRMATION

I, Kevin Lawlor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement pertaining to the firm of Wells Fargo Advisors Financial Network, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

None

Name: Kevin Lawlor
Title: Chief Financial Officer

Notary Public

THERESA L. STEELE
Notary Public-Notary Seal
State of Missouri, Saint Louis City
Commission # 07071436
My Commission Expires Jul 11, 2011

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
	(c)	Statement of Income
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

Note: The table of contents was incorporated within the audited financial statements.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

KPMG LLP
Suite 900
10 South Broadway
St. Louis, MO 63102-1761

Report of Independent Registered Public Accounting Firm

The Board of Directors
Wells Fargo Advisors Financial Network, LLC:

We have audited the accompanying statement of financial condition of Wells Fargo Advisors Financial Network, LLC, (the Company), a wholly owned limited liability company of Wachovia Securities Financial Holdings, LLC, as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wells Fargo Advisors Financial Network, LLC as of December 31, 2009, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 23, 2010

WELLS FARGO ADVISORS FINANCIAL NETWORK, LLC

(A Wholly Owned Limited Liability Company of
Wachovia Securities Financial Holdings, LLC)
Statement of Financial Condition
December 31, 2009
(In thousands)

Assets		
Cash and cash equivalents	$	51,433
Receivable from brokers, dealers and clearing organizations		6,397
Securities owned, at fair value		853
Loans and notes receivable from independent financial advisors, net		114,988
Other assets		2,154
Total assets	$	175,825
Liabilities and Member's Equity		
Commissions payable	$	18,763
Accrued compensation and benefits		7,218
Accrued expenses and other liabilities		4,960
Total liabilities		30,941
Member's equity		144,884
Total liabilities and member's equity	$	175,825

See accompanying notes to Statement of Financial Condition.

WELLS FARGO ADVISORS FINANCIAL NETWORK, LLC
(A Wholly Owned Limited Liability Company of
Wachovia Securities Financial Holdings, LLC)

Notes to Statement of Financial Condition

December 31, 2009

(Dollars in thousands, except where noted)

(1) Organization and Basis of Presentation

Wells Fargo Advisors Financial Network, LLC (the Company) is a wholly owned limited liability company of Wachovia Securities Financial Holdings, LLC (WSFH). WSFH serves as the holding company for the retail brokerage and clearing businesses contributed by Wachovia Corporation (Wachovia) and Prudential Financial, Inc. (Prudential) and is headquartered in St. Louis, Missouri. Effective December 31, 2008, Wachovia merged with and into Wells Fargo & Company (Wells Fargo). On December 31, 2009, Wells Fargo Investment Group, Inc. (WFIG), an affiliated company, paid $4.5 billion to purchase all of Prudential's non-controlling membership interest in WSFH making WSFH a wholly owned subsidiary of Wells Fargo. WSFH's principal operating subsidiaries are the Company, Wells Fargo Advisors, LLC (WFALLC), and First Clearing, LLC (FCLLC).

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC), a futures commission merchant with the Commodity Futures Trading Commission (CFTC), and is a member of the Financial Industry Regulatory Authority (FINRA) and the National Futures Association. All securities transactions are cleared through FCLLC on a fully-disclosed basis. Accordingly, the Company does not carry securities accounts for customers or perform custodian functions relating to customer securities. As such, the Company is exempt from the provisions of SEC Rule 15c3-3 (the Customer Protection Rule) under the Securities Exchange Act of 1934. At December 31, 2009, no cash or securities were required to be segregated under the Commodity Exchange Act (CEA) as there were no funds deposited by customers held by the Company or funds accruing to customers owned by the Company as a result of trades or contracts.

The principal business of the Company is to provide brokerage services to independent financial advisors who effect transactions in a wide array of financial instruments.

The preparation of the Statement of Financial Condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

(2) Summary of Significant Accounting Policies

The Company adopted the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 105-10. ASC 105-10 established the FASB Accounting Standards Codification (the Codification) as the source of authoritative accounting principles recognized by the FASB to be applied in the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. generally accepted accounting principles for SEC registrants under the Codification. All guidance contained in the Codification carries an equal level of authority. The Codification superseded all existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the Codification is non-authoritative. The adoption of this accounting standard did not have a material impact on the Statement of Financial Condition.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on trade-date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customer securities and commodities positions are not reflected in the Statement of Financial Condition as the Company does not have title to these assets.

Securities owned are carried at fair value.

Fair Value

Receivable from brokers, dealers and clearing organizations, loans and notes receivable to independent financial advisors, net, and commissions payable are recorded at amounts that approximate fair value. The fair value of these items is not materially sensitive to shifts in market interest rates because of the limited term to maturity and/or the variable interest rates of many of these instruments.

The Company categorizes its assets and liabilities that are accounted for at fair value in the Statement of Financial Condition into a fair value hierarchy as defined by the U.S. generally accepted accounting principles. The fair value hierarchy is directly related to the amount of subjectivity associated with the inputs utilized to determine the fair value of these assets and liabilities (see Note 3).

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity pursuant to Treasury Regulation Section 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company is not required to provide for income taxes under ASC 740-10, Income Taxes. The

Company's taxable income primarily becomes taxable to the respective members of WSFH due to the treatment of WSFH as a non-taxable flow-through partnership entity for federal income tax purposes. However, certain states and foreign jurisdictions may subject the Company to entity-level taxation as a single member limited liability company.

(3) Securities Owned

At December 31, 2009, securities owned consist of the following, at fair value:

		Securities owned
Stocks & Warrants	$	809
Other		44
Total	$	853

Fair value of these securities is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques which all significant assumptions are observable in the market (Level 2).

(4) Loans and Notes Receivable from Independent Financial Advisors

Loans and notes receivable from independent financial advisors represent amounts provided to independent financial advisors primarily as recruitment and retention incentives in addition to amounts provided for attaining certain production levels and assets under management. Certain amounts provided to independent financial advisors as loans or notes receivable are forgiven or repaid either as a percentage of the independent financial advisor's gross production or on a fixed repayment schedule. The amortization period for the loans does not exceed ten years.

The Company has established an allowance for doubtful accounts to offset amounts deemed uncollectible from independent financial advisors who are no longer associated with the Company. Loans and notes receivable from independent financial advisors are reported net of the allowance for doubtful accounts of $2,969 at December 31, 2009.

(5) Net Capital

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined. The Company has elected to use the aggregate indebtedness method, permitted by Rule 15c3-1, which requires that the Company's ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1 of net capital. The Company is also subject to the CFTC's minimum financial requirements set forth in Regulation 1.17 of the CEA. At December 31, 2009, the Company had net capital of $24,810 which was $22,675 in excess of its required minimum net capital of $2,135. At December 31, 2009, the Company's ratio of aggregate indebtedness to net capital was 1.25 to 1.

(6) Retirement Plans

Substantially all employees of the Company with one month of service are eligible to participate in a matched savings plan. This plan permits eligible employees to contribute up to 25% of eligible contributions, as defined. Eligible employees who complete one year of service are eligible for matching company contributions, which are generally dollar for dollar up to 6% of eligible compensation.

In addition, Wells Fargo provides postretirement benefits, principally health care and life insurance, to former employees of the Company who retired on or before December 31, 2007 and their beneficiaries and dependents. Company-provided life insurance was available to eligible retirees until December 31, 2009. Expenses are allocated to the Company for postretirement benefits based on employee compensation and the total cost incurred with respect to postretirement benefits on a group-wide basis. The actuarial and plan asset information pertaining to the employees of the Company is not segregated in Wells Fargo's postretirement plan calculation and is therefore not available.

(7) Transactions with Affiliated Parties

Note Payable to Affiliate

The Company has entered into a variable rate revolving unsecured line of credit agreement (the LOC Agreement) with Wells Fargo. Under the terms of the LOC Agreement, the Company may, from time to time, borrow funds for general operating purposes provided that aggregate borrowings under the LOC Agreement do not exceed $20,000 at any one time. The principal amount of the LOC Agreement is due on demand. The interest rate on borrowings under this line of credit is based on prior month average cost of capital. At December 31, 2009, the Company did not have any outstanding balances on this line of credit.

Services Provided by Affiliates

The Company has entered into service agreements with Wells Fargo and its affiliates under which the Company receives certain technology and systems, operations and administrative support services from Wells Fargo.

The Company has other agreements with Wells Fargo and its affiliates for directly billed general and administrative services.

Clearing Services

The Company has entered into a fully-disclosed clearing agreement with FCLLC to clear its securities transactions. The agreement provides for the Company to pay FCLLC on a per trade basis. FCLLC also funds margin loans for customers and rebates the related interest income, net of the interest expense incurred, to finance these margin loans.

Receivable from brokers, dealers and clearing organizations represents amounts due from FCLLC in connection with the fully-disclosed clearing arrangement at December 31, 2009.

FCLLC has entered into a service agreement with Prudential Investment Management Services LLC (PIMS), a subsidiary of Prudential, under which PIMS provides execution, clearance and other services to FCLLC on behalf of the Company, WFALLC and unaffiliated correspondent broker-dealers, with respect to investment companies available through certain of the Company's mutual fund wrap account products and programs, and transactions in shares of open-end investment companies. Pursuant to this agreement, the Company receives fees from PIMS based on invested customer balances.

Money Market Fees

The Company earned fees from Prudential for servicing customers invested in Prudential sponsored money market funds and for certain asset management product related administrative services.

The Company has arrangements with Evergreen Investment Management Co. (Evergreen), an affiliated mutual fund company, in which it receives compensation for servicing customers invested in Evergreen money market funds.

Other

At December 31, 2009, the Company has other amounts payable to Wells Fargo and its affiliates totaling $43 which is included in accrued expenses and other liabilities in the Statement of Financial Condition.

The transactions with affiliates described above and the effect thereof on the accompanying Statement of Financial Condition may not necessarily be indicative of the effect that might have resulted from dealing with non-affiliated parties.

(8) Dividends

During 2009, the Company did not pay any dividends to WSFH. The Company's ability to make capital and certain other distributions is subject to the rules and regulations of the SEC, FINRA and various other regulatory agencies, exchanges and clearing organizations.

(9) Commitments and Contingent Liabilities

Litigation

The Company has been named as a defendant in various legal actions arising from its normal business activities in which damages in various amounts are claimed. Although the amount of any ultimate liability with respect to such matters cannot be determined, in the opinion of management, based on the opinions of counsel, any such liability will not have a material impact on the Company's financial position. Wells Fargo and Prudential have agreed to indemnify the Company for any losses due to a claim against the Company which arises from an action, omission to act, condition or event that first occurred prior to July 1, 2003 whether or not such action, omission, condition or event continues after July 1, 2003. The Company will not, however, be indemnified by Wells Fargo or Prudential for a claim that arises from any such action, omission, condition or event to the extent it continues to occur following the 270th day after July 1, 2003.

Other contingencies

In the normal course of business, the Company's customer activities involve the execution and settlement of various securities and commodities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

The Company introduces its customer transactions on a fully disclosed basis to an affiliated clearing broker, FCLLC, with whom it has a correspondent relationship for clearance and depository services in accordance with the terms of the clearance agreement. In connection with this agreement, the Company has agreed to indemnify FCLLC for losses that FCLLC may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. At December 31, 2009, substantially all customer obligations were collateralized by securities with a fair value in excess of the obligations.

(10) Subsequent Event

The Company has evaluated the effects of events that have occurred subsequent to December 31, 2009 through February 23, 2010, the date the Company issued its Statement of Financial Condition. During this period, there have been no material events that would require disclosure in the Statement of Financial Condition.

WELLS FARGO ADVISORS FINANCIAL NETWORK, LLC
(A Wholly Owned Limited Liability Company of
Wachovia Securities Financial Holdings, LLC)

Statement of Financial Condition

December 31, 2009

(With Report from Independent Registered Public Accounting Firm Thereon)

WELLS FARGO ADVISORS
FINANCIAL NETWORK

Statement of Financial Condition

Wells Fargo Advisors Financial Network, LLC

(A Wholly Owned Limited Liability Company of Wachovia Securities Financial Holdings, LLC)

December 31, 2009

(With Report from Independent Registered Public Accounting Firm Thereon)